July 28, 2006

Mail Stop 4561

By U.S. Mail and Facsimile to (412) 234-7525

Mr. Michael A. Bryson
Chief Financial Officer
Mellon Financial Corporation
One Mellon Center
Pittsburgh, Pennsylvania 15258

> **Re: Mellon Financial Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed March 3, 2006**
> **File No. 001-07410**

Dear Mr. Bryson:

　　We have reviewed your response dated July 20, 2006 and have the following comments. We have limited our review to only the issues raised in our comments. Where indicated, we think you should revise your filing in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

　　Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Corporate Risk Management
Interest Rate Sensitivity Analysis – Fair value hedges, page 47

1. We note your response to comment 1 of our letter dated June 23, 2006 concerning your hedges of junior subordinated debentures. We agree with your conclusion that these hedges to do not qualify for shortcut accounting treatment under paragraph 68 of SFAS 133. We object, however, to your determination that the

prior application of shortcut accounting to these hedges was not an error. We believe that the interest deferral feature in your junior subordinated debentures violates the provisions of paragraph 68(e) of SFAS 133. As such hedges do not meet all of the conditions set forth in paragraph 68, application of the shortcut method was/is not permissible. Since you have applied the shortcut method to these hedges since inception you have not performed the required retrospective and prospective effectiveness assessments for each period. Therefore, it is our position that you have not met the requirements for fair value hedge accounting with respect to such hedges. Please restate your financial statements for all applicable periods to reflect no hedge accounting for your hedges of junior subordinated debentures.

2. In your response to comment 1 you indicate that you apply the shortcut method of assessing hedge effectiveness to interest rate swaps hedging certain certificates of deposit. Please tell us whether any of your hedged certificates of deposits are brokered deposits. If so, please tell us how the broker commissions are paid and whether they are factored into the terms of the swap. If such fees were factored into the terms of the swap, please tell us how this impacts your application of the shortcut method, specifically the requirements under paragraph 68(b) of SFAS 133.

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments

You may contact Angela Connell at (202) 551-3426 or me at (202) 551-3494 if you have questions regarding our comments.

Sincerely,

Kevin W. Vaughn
Accounting Branch Chief